UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 16, 2014

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release, dated June 16, 2014, announcing that Yandex N.V. (the “Company”) has agreed to acquire Auto.ru, one of the leading online auto classifieds businesses in Russia.

Furnished as Exhibit 99.2 to this Report on Form 6-K is the Sale and Purchase Agreement, dated June 11, 2014, by and among the Company, Deola LLC, Aldea International LLC, Mikhail Rogalskiy, and Olga Rogalskaya, related to the Auto.ru transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: June 16, 2014	By:	/S/ ALEXANDER SHULGIN
Alexander Shulgin
Chief Financial Officer

INDEX TO EXHIBITS

99.1	Press release, dated June 16, 2014, announcing that the Company has agreed to acquire Auto.ru, one of the leading online auto classifieds businesses in Russia.

99.2	Sale and Purchase Agreement, dated June 11, 2014, by and among the Company, Deola LLC, Aldea International LLC, Mikhail Rogalskiy, and Olga Rogalskaya.